EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 27, 2009 (May 27, 2009 as to the changes in accounting policies described in Notes 2 and 25), relating to the consolidated financial statements and consolidated financial statement schedules of The Macerich Company (the “Company”) appearing in the Company’s Current Report on Form 8-K filed on May 27, 2009 and our reports, dated February 27, 2009, relating to the consolidated financial statements and consolidated financial statement schedules of Pacific Premier Retail Trust and the effectiveness of the Company’s internal control over financial reporting, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Los Angeles, California

August 14, 2009